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                                            November 23, 1998


Dear Stockholder:

We are writing to advise you of the current status of NetLive Communications, Inc.'s ("NetLive" or the "Company") potential transaction with Newton Grace Pty Limited ("Newton Grace") and affiliated parties as well as of other recent Company matters.

On March 11, 1998, the Company entered into a non-binding letter of intent to enter into a transaction with an affiliate of Newton Grace Pty. Ltd. ("Newton Grace"). Newton Grace is an Australian corporation engaged in the consumer electric goods business. To preserve resources, the Company's Board of Directors decided that it was necessary to terminate all employees other than those who would be instrumental in efforts to complete the Newton Grace transaction or another similar transaction. Accordingly, on March 13, 1998 the Company terminated the vast majority of its non-executive staff and ceased its historic business operations. During the next six months and continuing through the date hereof, the Company concentrated on winding up its operations, negotiating settlement agreements with departing personnel and others, and conducting due diligence on, and negotiating with the principals of, Newton Grace.

NetLive and its newly-formed Australian subsidiary, Linda Industries Pty Limited, entered into a Stock Purchase and Reorganization Agreement ("Purchase Agreement"), dated as of June 22, 1998, with Playbyrne Investments Pty Limited, Budbox Pty Limited, Newton Grace, Intercorp Group Pty Limited, Hallendon Pty Limited, Geoffrey Russell Player and Vicki Gaye Player (collectively the "Purchasers"). Pursuant to the Purchase Agreement, the Company agreed, in general, to sell to the Purchasers, for $10,000,000 Australian Dollars ("AUD"), newly-issued shares of Company common stock, $0.0001 par value ("Common Stock") constituting approximately 89% of the total outstanding Common Stock, on a post-transaction basis, and certain shares of preferred stock, convertible into a maximum of 10% of the total outstanding Common Stock (on a post-conversion basis) if certain earnings targets were met. Thus, following conversion of all of the preferred stock, the Purchasers in aggregate would own 90% of the total outstanding Common Stock. The Company and its subsidiary would utilize such funds, a promissory note and additional funds to be obtained by loan to acquire certain of Newton Grace's operating assets (excluding its cash and certain receivables), subject to the assumption of certain liabilities, for an aggregate purchase price of (AUD) $24,000,000, subject to adjustment.

The Purchase Agreement provided that the Company's current management would prepare proxies to distribute to the Company's stockholders in preparation for a stockholder meeting. In such proxies and at such meeting, the stockholders would have been asked, among other things, to ratify the Purchase Agreement, to approve a reverse stock split and to approve an increase in the number of authorized shares of common and

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preferred stock. If these measures were approved and if certain other conditions were satisfied, the transaction would have then proceeded to closing.

The transactions contemplated by the Purchase Agreement, and amendments thereto, were subject to the parties fulfilling certain conditions by specified dates. Although active negotiations continued, such conditions were not satisfied by such dates, and thus the Purchase Agreement expired pursuant to its terms.

The Company and the Purchasers are continuing active negotiations in efforts to reach mutually acceptable agreements in light of changed circumstances (the "Contemplated Agreement;" all transactions contemplated therein, collectively the "Contemplated Transaction"). Although no assurance can be given concerning if and when the Contemplated Agreement will be consummated or concerning the provisions thereof, the Company presently anticipates that the general terms of the Contemplated Agreement would be similar to the terms of the Purchase Agreement.

Unlike the Purchase Agreement, however, the Contemplated Agreement contemplates a two-step transaction with the Purchasers. In the first step, the Purchasers would pay (AUD) $10,000,000 for approximately 27.2 million (pre-reverse split) shares of Common Stock; however, they would receive only approximately 13.5 million (pre-reverse split) shares at that stage. Simultaneously, the Company and its subsidiaries would utilize such funds, a promissory note and additional funds to be obtained by loan (collectively, the "Asset Purchase Funds") to acquire certain of Newton Grace's operating assets (excluding its cash and certain receivables), subject to the assumption of certain liabilities, for an aggregate purchase price of approximately (AUD) $22,000,000, subject to adjustment. Simultaneous with the first stage of the Contemplated Transaction, the Company additionally contemplates a sale of 450,000 newly-issued (pre-reverse split) shares of Common Stock to a private investor for (U.S.) $150,000. The Company's current officers and directors, with the exception of Adam Goldberg, a member of the Company's board of directors, would resign from their officer and director positions at that point. As such, the Company would effect a change in business and change in control at closing of the first stage.

Following the closing of the first stage, the Company's new management would prepare proxies to distribute to the Company's stockholders in preparation for a stockholder meeting. In such proxies and at such meeting, the stockholders would be asked, among other things, to ratify the Contemplated Transaction, to approve an approximate 3.4 to 1 reverse stock split and to approve an increase in the number of authorized shares of common and preferred stock. In light of the issuance of the 13.5 million shares of Common Stock to the Purchasers in the first stage, the Company believes the ratification of such measures would be virtually assured.

Assuming such measures were passed, the Purchasers would then be issued, pursuant to the second step of the Contemplated Agreement, the balance of the
27.2 million shares of Common Stock that they purchased--i.e., the equivalent of approximately 13.7 million pre-reverse split shares of Common Stock. In the second stage, the Purchasers would

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also receive certain shares of preferred stock that would be convertible, assuming certain earnings targets are met by the Company, into a maximum of the equivalent of approximately 3.4 million pre-reverse split shares of Common Stock. Thus, if all such shares of preferred stock were to be converted, the Purchasers would in the aggregate own 90% of the total outstanding shares of Common Stock.

Consummation of the Contemplated Transactions is dependent, among other things, upon the Company obtaining certain financing (the "Financing"), including a
(AUD) $10,000,000 loan necessary to raise the Asset Purchase Funds. National Australia Bank Limited (the "Bank") has issued a letter of offer to the Company's Australian subsidiary, Linda Industries Pty Limited, tentatively agreeing to provide the Financing. The Bank's approval of the Financing, however, is subject to the satisfaction of various conditions. No assurance can be given that the parties will fulfill such conditions or that the Company will succeed in obtaining the Financing required to complete the Contemplated Transactions.

On September 29, 1998, the Company received a letter from The NASDAQ Stock Market, Inc. ("NASDAQ") regarding the listing of the Common Stock and the Company's common stock purchase warrants ("Warrants"). In the letter, NASDAQ indicated, as previously announced and notwithstanding the Company's efforts, that such securities would be de-listed from The NASDAQ SmallCap Market effective at the close of business on September 29, 1998. The Common Stock and Warrants are currently listed on the OTC-Bulletin Board under the symbols NETL and NETLW, respectively.

If the Contemplated Transaction is consummated, the new business of the Company and its subsidiaries will have no need for the Internet Call Center software, source code and related documentation developed and assembled by the Company prior to the cessation of its historic business (collectively, the "Software"). As such, during the 100 days following the closing of the first stage of the Contemplated Transaction, the Company has agreed to conduct an auction and will invite bids for the purpose of selling the Software. The Company has agreed to advertise the Software in one or more industry trade publications and to allow potential purchasers to copy, at their own expense, the Software demonstration CD. Pursuant to an agreement with Company Chairman, CEO and President, Michael Kharitonov, which is conditional, among other matters, upon the closing of the first step of the Contemplated Transaction, the Company has an obligation to inform Kharitonov of any bids that it receives for the Software and before accepting any bid the Company would give Kharitonov an opportunity to make a higher bid. The Company intends to maximize its financial return on the Software, taking into consideration all bids and the particular terms of each offer and taking into account all relevant factors including, but not limited to, the Company's obligations under Kharitonov's existing employment contract, which include, among other items, provisions for payment of salary, severance, medical insurance, and other forms of compensation. At the end of the 100-day period, if the Company has not accepted any bids for the Software, the Company has agreed to transfer the Software to Kharitonov in return for his agreement to cancel his employment contract. Any persons interested in purchasing the Software should telephone the Company at 212-343-7082.

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Also, the Company's current directors (the "Directors") have entered into a settlement agreement (the "Settlement") with the former CEO and President of the Company and a former member of the Company's Board of Directors, Laurence Rosen, to resolve an action brought in the Supreme Court of the State of New York, captioned "Rosen, on behalf of Shareholders of NetLive Communications, Inc. v. Kharitonov, et al" (Index No. 98-602056) (the "Action"). Prior to the Settlement, the Directors filed Answers in the Action denying all allegations of wrongdoing. The Settlement is conditional upon the closing of the first step of the Contemplated Transaction, among other matters. As part of the Settlement, a private investor agreed to purchase all shares of Company common stock owned by Rosen. Dismissal of the Action will require court approval. By the terms of the Settlement, the Directors did not admit to any wrongdoing nor were they required to make any monetary payments to Rosen. Accordingly, in the event that the Settlement is approved, the Company will not be required to make any additional payments, other than outstanding attorneys' fees of the Directors, to the Directors under certain indemnification agreements between the Company and each of the Directors (the "Indemnification Agreements"). In accordance with the opinion of an independent counsel, obtained pursuant to the Indemnification Agreements, the Company has reimbursed the Directors for attorneys' fees incurred in defending the Action.

The Company's board of directors and management continue to believe, as the Company's options and resources are rapidly dwindling, that the Company has negotiated acceptable terms under difficult circumstances and that, in their judgment, consummating the Contemplated Transaction will be in the best interest of the Company's stockholders. As such, the Company's board of directors and management are continuing to attempt to consummate the Contemplated Transaction on acceptable terms.

                                            Very truly yours,

                                            The Board of Directors of
                                            NetLive Communications, Inc.


MICHAEL KHARITONOV


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JEFFREY WOLF


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ANDREW SCHWARTZ


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ADAM GOLDBERG


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MARCEL YUNG


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